UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Center Coast Brookfield MLP & Energy Infrastructure Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

151461209
(CUSIP Number)

12/31/22
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  151461209


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors, LLP

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
912
6. Shared Voting Power
175,633
7. Sole Dispositive Power
912
8. Shared Dispositive Power
175,633

9. Aggregate Amount Beneficially Owned by Each Reporting Person
176,545 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
3.58%

12. Type of Reporting Person (See Instructions)
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
912
6. Shared Voting Power
258,131
7. Sole Dispositive Power
912
8. Shared Dispositive Power
285,131

9. Aggregate Amount Beneficially Owned by Each Reporting Person
259,043 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.25%


12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
912
6. Shared Voting Power
258,131
7. Sole Dispositive Power
912
8. Shared Dispositive Power
285,131

9. Aggregate Amount Beneficially Owned by Each Reporting Person
259,043 (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.25%


12. Type of Reporting Person (See Instructions)
IN



Item 1.
(a) The Name of the Issuer is:
Center Coast Brookfield MLP & Energy Infrastructure Fund

(b) The Address of the Issuer's Principal Executive Office is:
C/O Brookfield Investment Management Inc.
Brookfield Place
250 Vesey Street, 15th FL
New York, NY 10281

Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLP, Phillip Goldstein and Andrew Dakos


(b) The address of principal place of business and principal office is:
250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  151461209

Item 3.
This statement is filed pursuant to 240.13d-1(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 176,545
(b) Percent of class: 3.58%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 912
(ii) Shared power to vote or to direct the vote: 175,633
(iii) Sole power to dispose or to direct the disposition of: 912
(iv) Shared power to dispose or to direct the disposition of: 175,633

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLP, and other accounts for which Messrs. Dakos and Goldstein are deemed to be the beneficial owners, are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
N/A


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/ Phillip Goldstein
Name:  	Phillip Goldstein
Date:  	February 13, 2023

By:  	/s/ Andrew Dakos
Name:  	Andrew Dakos
Date:   February 13, 2023



Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner
Date: February 13, 2023

Footnote 1: The reporting persons disclaim beneficial ownership
	    except to the extent of any pecuniary interest therein.

Exhibit A: Agreement to make joint filings.

Agreement made as of the 13th day of February 2023, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.


WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13G with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Center Coast Brookfield MLP & Energy Infrastructure Fund Inc. ("CEN"), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13G with respect to the same holdings of CEN;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13G shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLP

By: 	   /s/ Andrew Dakos
	   Andrew Dakos, Partner